                                                                    EXHIBIT 99.3


FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

ORIGEN FINANCIAL, L.L.C.

DECEMBER 31, 2002

                                    CONTENTS




                                                                                                      PAGE
Report of Independent Certified Public Accountants..................................................    3

FINANCIAL STATEMENTS

    Consolidated Balance Sheet - December 31, 2002..................................................    4

    Consolidated Statement of Operations for the year
        ended - December 31, 2002...................................................................    5

    Consolidated Statement of Changes in Members'
        Capital for the year ended - December 31, 2002..............................................    6

    Consolidated Statement of Cash Flows for the year
        ended - December 31, 2002...................................................................    7

    Notes to Consolidated Financial Statements......................................................    8

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Board of Directors
Origen Financial, L.L.C.

We have audited the accompanying consolidated balance sheet of Origen Financial, L.L.C. as of December 31, 2002 and the related consolidated statements of operations, changes in members' capital and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Origen Financial, L.L.C. as of December 31, 2002 and the consolidated results of its operations and its cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.


/S/ GRANT THORNTON LLP


Southfield, Michigan
March 7, 2003, except for note I, as to
  which the date is March 27, 2003

                            ORIGEN FINANCIAL, L.L.C.

                           CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                DECEMBER 31, 2002

                                                               ASSETS
ASSETS
     Cash and equivalents                                                                        $     257
     Restricted cash                                                                                 2,799
     Loans receivable, net of allowance for losses                                                 173,764
     Loan sale proceeds receivable                                                                   3,905
     Servicing advances                                                                              8,863
     Retained interests in loan securitizations                                                      5,833
     Furniture, fixtures and equipment, net                                                          2,448
     Servicing rights                                                                                7,327
     Goodwill                                                                                       18,332
     Repossessed homes                                                                               2,863
     Other assets                                                                                    1,357
                                                                                                 ---------
                Total assets                                                                      $227,748
                                                                                                 =========

                                                   LIABILITIES AND MEMBERS' CAPITAL
LIABILITIES
     Accounts payable and accrued expenses                                                       $   8,093
     Recourse liability                                                                             13,320
     Advances under repurchase agreements                                                          141,085
     Notes payable                                                                                  54,946
                                                                                                 ---------
                Total liabilities                                                                  217,444
                                                                                                 =========

MEMBERS' CAPITAL:
     Contributed capital                                                                            39,106
     Retained earnings (deficit)                                                                   (28,802)
                                                                                                 ---------
                Total members' capital                                                              10,304
                                                                                                 ---------
                Total liabilities and members' capital                                           $ 227,748
                                                                                                 =========










   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                            ORIGEN FINANCIAL, L.L.C.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                      FOR THE YEAR ENDED DECEMBER 31, 2002



REVENUES
     Interest income on loans                                          $  9,963
     Loan servicing fees                                                  7,672
     Gain on sale and securitization of loans                             2,719
     Other income                                                            31
                                                                       --------
                Total revenues                                           20,385

COSTS AND EXPENSES
     Interest expense                                                     5,935
     Provision for credit losses and recourse liability                  16,092
     Write down of residual interest                                      2,084
     Compensation and benefits                                           16,830
     General and administrative                                           4,987
     Reorganization costs                                                 1,554
     Other operating expenses                                             2,090
                                                                       --------
                Total costs and expenses                                 49,572
                                                                       --------
                Net loss                                               $(29,187)
                                                                       ========



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                            ORIGEN FINANCIAL, L.L.C.

              CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' CAPITAL
                                 (IN THOUSANDS)

                      FOR THE YEAR ENDED DECEMBER 31, 2002



                                                        RETAINED         TOTAL
                                        CONTRIBUTED     EARNINGS        MEMBERS'
                                          CAPITAL       (DEFICIT)       CAPITAL
                                        ----------      --------       --------
Balance, December 31, 2001               $ 39,457       $    385       $ 39,842

Recapitalization costs                       (351)          --             (351)

Net loss                                     --          (29,187)       (29,187)
                                         --------       --------       --------
Balance, December 31, 2002               $ 39,106       $(28,802)      $ 10,304
                                         ========       ========       ========


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                            ORIGEN FINANCIAL, L.L.C.

              CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' CAPITAL
                                 (IN THOUSANDS)

                      FOR THE YEAR ENDED DECEMBER 31, 2002


CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss                                                                    $ (29,187)
     Adjustments to reconcile net loss to net
         cash used in operating activities:
               Provision for credit losses and recourse liability                   15,995
               Impairment of residual interest                                       2,084
               Impairment of deferred purchase price receivable                        708
               Depreciation and amortization                                         2,984
               Originations and purchase of loans held for sale                   (209,533)
               Principal collections on loans held for sale                         16,415
               Proceeds from sale of loans held for sale                           129,088
               Proceeds from deferred purchase price receivable                      1,110
               Gain on sale and securitization of loans                             (2,677)
               Decrease in other assets                                                127
               Increase in other liabilities                                         1,390
                                                                                 ---------
                    Net cash used in operating activities                          (71,496)

CASH FLOWS FROM INVESTING ACTIVITIES
     Capital expenditures                                                           (1,480)
                                                                                 ---------
                    Net cash used in investing activities                           (1,480)

CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from advances under repurchase agreements                            154,730
     Repayment of advances under repurchase agreements                            (119,210)
     Proceeds from advances on note payable                                        311,236
     Repayment of note payable                                                    (273,724)
                                                                                 ---------
Net cash provided by financing activities                                           73,032
                                                                                 ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                               56

Cash and cash equivalents, beginning of the year                                       201
                                                                                 ---------
Cash and cash equivalents, end of the year                                       $     257
                                                                                 =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
     Interest paid                                                               $   5,911
                                                                                 =========





   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                            ORIGEN FINANCIAL, L.L.C.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 2002



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

The Company's principal operations involve origination, underwriting, securitization or sale, and servicing of manufactured home loans.

The Company's manufactured home loans are generally conventionally amortizing loans that range in amount from $10,000 to $100,000 and have terms of seven to 30 years. The Company also provides warranty and disability insurance through one of its subsidiaries.

The Company generally sells, securitizes or places the manufactured home loans it originates with institutional investors and retains the rights to service loans sold on behalf of those investors.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts and transactions of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION

Interest and origination fee revenue from loans receivable is recognized using the interest method. Certain loan origination costs on loans receivable are deferred and amortized using the interest method over the term of the related loans as a reduction of interest income on loans. The accrual of interest on loans receivable is discontinued at the time a loan is determined to be impaired. Servicing fees are recognized when earned.

The Company periodically sells loans either as whole loans or through securitizations. Estimated gains or losses from such sales or securitizations are recognized in the period in which the sale or securitization occurs. In determining the gain or loss on each qualifying sale of loans receivable, the Company's investment in each loan pool is allocated between the portion sold and any retained interests based on their relative fair values at the date of sale. The retained interests include interest-only strips, restricted cash held by securitization trusts, recourse liabilities and servicing rights.

                            ORIGEN FINANCIAL, L.L.C.

                                DECEMBER 31, 2002



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, including significant estimates regarding allowances for loan losses, recourse liabilities, impairment of retained interests and goodwill. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents represent short-term highly liquid investments with original maturities of three months or less and include cash and interest bearing deposits at banks. The Company has restricted cash related to loans serviced for others that is held in trust for subsequent payment to the owners of those loans.

LOANS RECEIVABLE

Loans receivable consist of manufactured home loans and floor plan loans. Manufactured home loans are primarily conventional fixed rate loans under contracts collateralized by the borrowers' manufactured homes. All loans receivable are held for sale and are carried at the lower of aggregate cost or fair value. Interest on loans is credited to income when earned. Loans receivable include accrued interest and are presented net of deferred loan origination costs and an allowance for estimated loan losses.

Loan origination fees and certain direct loan origination costs are deferred and recognized over the lives of the related loans as an adjustment of the yields using a level-yield method.

                            ORIGEN FINANCIAL, L.L.C.

                                DECEMBER 31, 2002



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ALLOWANCE FOR CREDIT LOSSES

The allowance for possible credit losses is maintained at a level believed adequate by management to absorb potential losses in the Company's loan portfolio. The Company's loan portfolio is comprised of homogenous manufactured home loans with average loan balances of less than $50,000. The allowance for credit losses is determined at a portfolio level and computed by applying loss rate factors to the loan portfolio on a stratified basis using current portfolio performance and delinquency levels (0-30 days, 31-60 days, 61-90 days and more than 90 days delinquent). The Company's loss rate factors are based on the Company's historical loan loss experience and are adjusted for economic conditions and other trends affecting borrowers' ability to repay and estimated collateral value. Loans are considered impaired and accrual of interest is discontinued when a loan becomes more than 90 days past due. These homogeneous loans are collectively evaluated for impairment. Impaired loans, or portions thereof, are charged off when deemed uncollectible. The allowance for credit losses represents an unallocated allowance. There are no elements of the allowance allocated to specific individual loans or to impaired loans.

SERVICING RIGHTS

The Company accounts for loan servicing rights related to originated and sold loans by recognizing a separate servicing asset or liability. Management is required to make complex judgments when establishing the assumptions used in determining fair values of servicing assets. The fair value of servicing assets is determined by calculating the present value of estimated future net servicing cash flows, using assumptions of prepayments, defaults, servicing costs and discount rates that the Company believes market participants would use for similar assets. These assumptions are reviewed on a monthly basis and changed based on actual and expected performance.

The Company stratifies its servicing assets based on the predominant risk characteristics of the underlying loans, which are loan type, interest rate and loan size. Servicing assets are amortized in proportion to and over the expected servicing period.

The carrying amount of loan servicing rights is assessed for impairment by comparison to fair value and a valuation allowance is established through a charge to earnings in the event the carrying amount exceeds the fair value. Fair value is estimated based on the present value of expected future cash flows and periodically by independent appraisal. There was no valuation allowance recognized at December 31, 2002.

                            ORIGEN FINANCIAL, L.L.C.

                                DECEMBER 31, 2002



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RETAINED INTERESTS IN LOAN SECURITIZATIONS

Retained interests are carried at estimated fair value, which is determined by discounting the projected cash flows over the expected life of the receivables sold, using current prepayment, default, loss and interest rate assumptions. Changes in the fair value of retained interests are recorded as a component of other comprehensive income unless there has been a decline in value that is other than temporary. Under current accounting rules (pursuant to Emerging Issues Task Force Consensus Number 99-20) declines in value of the Company's retained interests are considered other than temporary and recognized in earnings when: (i) the fair value of the retained interest is less than its initial value at the time of securitization; and (ii) the timing and/or amount of cash expected to be received has changed adversely from the previous valuation which determined the carrying value of the retained interest. When declines in value considered to be other than temporary occur, the amortized cost is reduced to fair value and a loss is recognized in the statement of operations. The assumptions used to determine new values are based on internal evaluations and consultations with advisors having significant experience in valuing such retained interests.

REPOSSESSED HOMES

Manufactured homes acquired through foreclosure or similar proceedings are recorded at the lesser of the related loan balance plus any operating expenses of such homes or the estimated fair value of the home.

OTHER ASSETS

Other assets are comprised of prepaid expenses, deferred financing costs, and other miscellaneous receivables. Prepaid expenses are amortized over the expected service period. Deferred financing costs are capitalized and amortized over the life of the corresponding obligation.

LOAN SALE PROCEEDS RECEIVABLE

The loan sale proceeds receivable relates to the sale of approximately $114.4 million principal balance of manufactured home loans. The loans were sold with recourse and with a deferred proceeds component equal to 1.5% of the outstanding principal balance at the time of sale. The Company receives on a monthly basis ..125% (an annual rate of 1.5% divided by 12) of the outstanding principal balance of eligible loans (loans on which a payment was received from the obligor during the month). The deferred loan sale proceeds receivable is assessed for impairment on a periodic basis based on the fair value of the receivable calculated on a discounted basis.

                            ORIGEN FINANCIAL, L.L.C.

                                DECEMBER 31, 2002



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LOANS SOLD UNDER AGREEMENTS TO REPURCHASE

The Company enters into loan sales under agreements to repurchase the loans. The agreements are short-term and are accounted for as secured borrowings. The obligations to repurchase the loans sold are reflected as a liability and the loans that collateralize the agreements are reflected as assets in the balance sheet.

DEPRECIATION

Provisions for depreciation are computed using the straight-line method over the estimated useful lives of office properties and equipment, as follows: leasehold improvements -- life of the lease; furniture and fixtures -- seven years; computers -- five years; capitalized software -- three years.

INCOME TAXES

No procedure for income taxes is included in the accompanying financial statements as the Company's results of operations are passed through to its members for inclusion in their respective income tax returns.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company may periodically use derivative instruments, including forward sales of U.S. Treasury securities, U.S. Treasury rate locks and forward interest rate swaps to mitigate interest rate risk related to its loans receivable and anticipated sales or securitizations. The Company follows the provisions of Statement of Financial Accounting No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". Under SFAS 133, all derivative instruments are recorded on the balance sheet at fair value and changes in fair value will be recorded in current earnings or other comprehensive income, depending on whether a derivative instrument qualifies for hedge accounting and, if so, whether the hedge transaction represents a fair value or cash flow hedge.

Hedges will be measured for effectiveness both at inception and on an ongoing basis, and hedge accounting will be terminated if a derivative instrument ceases to be effective as a hedge or its designation as a hedge is terminated. In the event of termination of a hedge, any gains or losses during the period that a derivative instrument qualified as a hedge will be recognized as a component of the hedged item and subsequent gains or losses will be recognized in earnings. Derivative financial instruments that do not qualify for hedge accounting will be carried at fair value and changes in fair value will recognized currently in earnings. There were no derivative instruments used during 2002 or designated as hedges at December 31, 2002.

                            ORIGEN FINANCIAL, L.L.C.

                                DECEMBER 31, 2002



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee. This is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple events. The initial recognition and measurement provisions are effective for all guarantees within the scope of FIN 45 issued or modified after December 31, 2002. The impact of adoption is not expected to have a significant impact on the Company's financial reporting.

In June 2002, the FASB issued Statement No.146 (SFAS 146), "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, and the Company does not anticipate the provisions of this statement to have a material impact on the Company's reported results of operations, financial positions, or cash flows.

NOTE B - LOANS RECEIVABLE

The carrying amounts and fair value of loans receivable at December 31, 2002 consisted of the following (in thousands):


                           Manufactured home loans                              $177,828
                           Floor plan loans                                          452
                           Accrued interest receivable                             1,044
                           Deferred fees                                          (2,817)
                           Allowance for loan loss                                (2,743)
                                                                                --------
                                                                                $173,764
                                                                                ========

                            ORIGEN FINANCIAL, L.L.C.

                                DECEMBER 31, 2002



NOTE B - LOANS RECEIVABLE (CONTINUED)

The following table sets forth the average loan balance, weighted average loan yield and weighted average initial term at December 31, 2002 (in thousands):

                           Principal balance loans receivable                   $177,828
                           Number loans receivable                                 4,067
                           Average loan balance                                       44
                           Weighted average loan yield                            10.34%
                           Weighted average initial term                        23 years

The following table sets forth the concentration by state of the manufactured home loan portfolio at December 31, 2002 (dollars in thousands):

                                                                  PRINCIPAL
                                                                   BALANCE           PERCENT
                                                                   --------          --------
                  California                                       $ 29,883             16.8%
                  Texas                                              27,196             15.3%
                  Alabama                                            11,320              6.4%
                  Oklahoma                                            9,082              5.1%
                  Michigan                                            8,876              5.0%
                  Mississippi                                         8,385              4.7%
                  New York                                            8,804              4.9%
                  Georgia                                             7,913              4.5%
                  Other                                              66,369             37.3%
                                                                   --------            -----
                           Total                                   $177,828            100.0%
                                                                  =========            =====

The manufactured home contracts are collateralized by manufactured homes that were built between the years 1973 and 2003, with approximately 85.1% of the manufactured homes built since 1999.

                            ORIGEN FINANCIAL, L.L.C.

                                DECEMBER 31, 2002



NOTE B - LOANS RECEIVABLE (CONTINUED)

The following table sets forth the number and value of loans for various terms for the manufactured home loan portfolio at December 31, 2002 (dollars in thousands):

                                                        NUMBER OF      PRINCIPAL
                                                         LOANS          BALANCE
                                                        --------       ---------
                  5 or less                                    9        $     83
                  6-10                                       201           3,971
                  11-12                                       41             888
                  13-15                                      914          24,576
                  16-20                                    1,470          61,801
                  21-25                                      695          38,229
                  26-30                                      737          48,280
                                                        --------        --------
                           Total                           4,067        $177,828
                                                        ========        ========

Delinquency statistics for the manufactured home loan portfolio at December 31, 2002 are as follows (dollars in thousands):

                                                       NO. OF     PRINCIPAL       % OF
                                                       LOANS       BALANCE      PORTFOLIO
                                                       -----       -------      ---------
                  Days delinquent
                  31-60                                 45          $1,789        1.0%
                  61-90                                 39           1,418        0.8%
                  Greater than 90                       96           4,309        2.4%

The Company defines non-performing loans as those loans that are 90 or more days delinquent in contractual principal payments. For the year ended December 31, 2002 the average outstanding principal balance of non-performing loans was approximately $3.2 million.

                            ORIGEN FINANCIAL, L.L.C.

                                DECEMBER 31, 2002




NOTE C - ALLOWANCE FOR CREDIT LOSSES AND RECOURSE LIABILITY

The allowance for credit losses and related additions and deductions to the allowance for the year ended December 31, 2002 were as follows (in thousands):

                  Balance at beginning of year                                       $  1,764
                  Provision for loan losses                                             2,914
                  Transfers from recourse liability                                     6,971
                  Gross chargeoffs                                                    (17,414)
                  Recoveries                                                            8,508
                                                                                     --------
                  Balance at end of year                                             $  2,743
                                                                                     ========

The recourse liability and related additions and transfers out of the recourse liability for the year ended December 31, 2002 were as follows (in thousands):

                  Balance at beginning of year                                       $  7,860
                  Additional recourse agreements                                           25
                  Provision for recourse liability                                     13,178
                  Reimbursements for losses per recourse
                    agreements                                                           (772)
                  Transfers to allowance for credit losses                             (6,971)
                                                                                    ---------
                  Balance at end of year                                            $  13,320
                                                                                    =========

NOTE D - GOODWILL AND INTANGIBLE ASSETS

In July 2001, the FASB Statement of Financial Accounting Standards ("SFAS") 141, "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets". SFAS 141 requires, among other things, that the purchase method of accounting for business combinations be used for all business combinations initiated after September 30, 2001. SFAS 142 addresses the accounting for goodwill and other intangible assets subsequent to their acquisition.

The Company's recorded goodwill resulted at the time of the formation of the Company. Under an investment agreement and merger agreement entered into on December 18, 2001, SUI TRS, Inc., Shiffman Family LLC and Woodward Holding made capital contributions totaling $40 million to the Company and Bingham Financial Services Corporation ("Bingham") contributed the net assets of its operating subsidiary Origen Financial, Inc. At the time of Bingham's contribution, Origen Financial, Inc. had net liabilities totaling $19.2 million for which Bingham received a 20% interest in the net assets and profits of the Company, effectively resulting in a purchase price in excess of interest received. Under the provisions of SFAS 141 the newly formed entity, Origen Financial, L.L.C., allocated $900,000 of the excess to capitalized servicing rights and $18.3 million to goodwill.

                            ORIGEN FINANCIAL, L.L.C.

                                DECEMBER 31, 2002


NOTE D - GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The provisions of SFAS 142 require the Company to test its recorded goodwill for impairment on an annual basis. For purposes of testing impairment, the Company has determined that it is a single reporting unit and the goodwill was allocated accordingly. The initial and ongoing estimate of the fair value of the Company is based on assumptions and projections provided by the Company. This amount was then compared to the net book value of the Company. As a result of this process the Company concluded that there was no impairment at the time of the Company's formation or at December 31, 2002.

NOTE E - MORTGAGE SERVICING RIGHTS

Changes in servicing rights for the year ended December 31, 2002 are summarized as follows (in thousands):

                  Balance at beginning of period                                     $  7,755
                  Loans sold and securitized                                            1,099
                  Amortization                                                         (1,527)
                                                                                     --------
                  Balance at end of year                                             $  7,327
                                                                                     ========

The Company services the manufactured home loans it originates and holds in its loan portfolio as well as manufactured home loans it originated and securitized or sold with the servicing rights retained. The principal balances of manufactured home loans serviced totaled approximately $1.1 billion at December 31, 2002. The estimated fair value of loan servicing rights was approximately $7.3 million at December 31, 2002.

NOTE F - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2002 are summarized as follows (in thousands):

                  Furniture and fixtures                                               $1,381
                  Leasehold improvements                                                  207
                  Capitalized software                                                    303
                  Computer equipment                                                    1,354
                                                                                       ------
                                                                                        3,245
                  Less:  accumulated depreciation                                         797
                                                                                      -------
                                                                                      $ 2,448
                                                                                      =======

Depreciation expense was approximately $817,000 for the year ended December 31, 2002.

                            ORIGEN FINANCIAL, L.L.C.

                                DECEMBER 31, 2002



NOTE G - RETAINED INTERESTS IN LOAN SECURITIZATIONS

Periodically the Company securitizes manufactured home loans. Under the current legal structure of the securitization program, the Company sells manufactured home loans it originates and purchases to a trust for cash. The trust sells asset-backed bonds secured by the loans to investors. The Company records certain assets and income based upon the difference between all principal and interest received from the loans sold and the following factors: (i) all principal and interest required to be passed through to the asset-backed bond investors, (ii) all excess contractual servicing fees, (iii) other recurring fees and (iv) an estimate of losses on loans.

The Company retains the right to service the loans it securitizes. Fees for servicing the loans are based on a contractual percentage per annum ranging from ..5% to 1.25% of the unpaid principal balance of the associated loans. The Company recognizes a servicing asset in addition to its gain on sale of loans. The servicing asset is calculated as the present value of the expected future net servicing income in excess of adequate compensation for a substitute servicer, based on common industry assumptions and the company's historical experience. These factors include default and prepayment speeds.

The Company follows the provisions of SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" in the valuation of its residual interests. Certain data and the key economic assumptions used in measuring the retained interests at December 31, 2002 resulting from the securitization completed in March 2002 were as follows (dollars in thousands):

         Number of transactions completed                                                       1
         Aggregate balance of certificates issued                                        $129,600
         Aggregate principal balance of contracts sold                                   $135,000
         Balance of securitized loans outstanding at December 31,                        $124,540
         Weighted average interest rate of loans securitized and sold                      10.74%
         Aggregate amount of net gain recognized                                         $ 2,677

         ORIGINAL KEY ECONOMIC ASSUMPTIONS
         Prepayment speed                                                                150% MHP
         Weighted average life (months)                                                       293
         Discount rate                                                                     15.00%
         Expected credit losses                                                            10.04%

                            ORIGEN FINANCIAL, L.L.C.

                                DECEMBER 31, 2002



NOTE G - RETAINED INTERESTS IN LOAN  SECURITIZATIONS (CONTINUED)

At December 31, 2002, the effect on the estimated fair value of the retained interests in securitizations to immediate 10% and 20% adverse changes to the key economic assumptions used in those valuations are as follows (dollars in thousands):

         Residual interest in loans sold                                                  $ 5,833
         Servicing asset                                                                    1,003
                                                                                          -------
         Carrying value (fair value) of retained interests                                $ 6,836
                                                                                          =======
         Prepayment speed                                                                150% MHP
              Impact of 10% adverse change                                                $(0.34)
              Impact of 20% adverse change                                                $(0.67)
         Expected credit losses                                                            10.04%
              Impact of 10% adverse change                                                $(1.0)
              Impact of 20% adverse change                                                $(1.7)
         Discount rate                                                                     15.00%
              Impact of 10% adverse change                                                $(0.55)
              Impact of 20% adverse change                                                $(1.1)

The sensitivity analysis is hypothetical. Changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. In addition, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption, when in reality, changes in any one factor may result in changes in another factor.

The following table summarizes certain cash flow activity with respect to the securitization done in March 2002 for the year ended December 31, 2002 (in thousands):

              Proceeds from securitization                                            $   127,636
              Servicing fees received                                                 $     1,091

Total principal balance of loans serviced at December 31, 2002 which were securitized in March 2002, was approximately $124.5 million. Delinquency statistics on those loans at December 31, 2002 were as follows (dollars in thousands):


                                                                  NO. OF         PRINCIPAL        % OF
                                                                   LOANS          BALANCE       PORTFOLIO
                                                                  ------          -------       ---------
                  Days delinquent
                  31-60                                              55           $2,463          2.0%
                  61-90                                              24           $1,199          1.0%
                  Greater than 90                                    58           $2,631          2.1%

                            ORIGEN FINANCIAL, L.L.C.

                                DECEMBER 31, 2002



NOTE G - RETAINED INTERESTS IN LOAN  SECURITIZATIONS (CONTINUED)

Changes to the Company's retained interests for the year ended December 31, 2002 were as follows (in thousands):

                  Balance at beginning of year                                       $      -
                  New retained interest recorded                                        7,917
                  Other than temporary impairment during year                          (2,084)
                                                                                     --------
                  Balance at end of year                                             $  5,833
                                                                                     ========

The Company will assess the carrying value of the residual receivables for impairment on a monthly basis. There can be no assurance that the Company's estimates used to determine the residual receivable and the servicing asset valuations will remain appropriate for the life of the securitization. If actual loan prepayments or defaults exceed the Company's estimates, the carrying value of the Company's residual receivable and/or servicing asset may decrease through a charge against earnings in the period management recognizes the disparity.

NOTE H - DEBT

Total debt outstanding at December 31, 2002 was as follows (in thousands):

                  Loans sold under agreements to repurchase                          $141,085
                  Line of credit and term loan, net of discount                        51,060
                  Notes payable - servicing advances                                    3,886
                                                                                     --------
                                                                                     $196,031
                                                                                     ========

REPURCHASE AGREEMENTS - In December 2001, Credit Suisse First Boston Mortgage Capital and the Company, through its special purpose subsidiary Origen Special Holdings, LLC entered into a master loan repurchase agreement. Under the agreement, the Company contributes manufactured home loans it originates or purchases to Origen Special Holdings, Origen Special Holdings then transfers the manufactured home loans to Credit Suisse First Boston against the transfer of funds from Credit Suisse First Boston and Origen Special Holdings transfers the funds to the Company for operations. The maximum financing limit on the facility is $150.0 million. The annual interest rate on the facility is a variable rate equal to LIBOR plus a spread. The loans are financed on the facility at varying advance rates on the lesser of the then current face value or market value of the loans. The advance rates depend on the characteristics of the loans financed. The facility was set to terminate on May 28, 2002, but was extended and will now terminate on May 27, 2003. At December 31, 2002, the aggregate amount advanced by Credit Suisse First Boston under the facility was $141.1 million.

                            ORIGEN FINANCIAL, L.L.C.

                                DECEMBER 31, 2002



NOTE H - DEBT (CONTINUED)

LINE OF CREDIT AND TERM LOAN - The Company currently has a line of credit extended by Sun Home Services, Inc. During 2002 the agreement was amended several times, increasing the borrowing limit from $21.25 million to $48.0 million. The original loan agreement was entered into with Sun Communities Operating Limited Partnership ("Sun Communities") and on December 30, 2002 Sun Communities assigned its interest in the agreement to Sun Home Services, Inc., a subsidiary of which Sun Communities owns 100% of the preferred stock. The line of credit is set to terminate on December 31, 2003, but extendable through December 31, 2004 upon the occurrence of certain events. The outstanding balance on the facility bears interest at a rate of LIBOR plus 700 basis points, with a minimum interest rate of 11% and a maximum interest rate of 15%. The line of credit is subordinate and at all times junior in right to payment in full of all senior debt, including indebtedness under the Company's repurchase facility. The line of credit is collateralized by a security interest in substantially all of the Company's assets. At December 31, 2002, the outstanding balance on the line of credit was approximately $41.1 million.

On December 4, 2002 the Company entered into a $10.0 term loan with Sun Communities. On December 30, 2002 Sun Communities assigned its interest in the agreement to Sun Home Services, Inc. The term loan is set to terminate on December 31, 2003, but extendable through December 31, 2004 upon the occurrence of certain events. The outstanding balance bears interest at a rate of LIBOR plus 700 basis points, with a minimum interest rate of 11% and a maximum interest rate of 15%. The term loan is subordinate and at all times junior in right to payment in full of all senior debt, including indebtedness under the Company's repurchase facility. The term loan is collateralized by a security interest in substantially all of the Company's assets. At December 31, 2002, the outstanding balance on the term loan was $10.0 million.

NOTES PAYABLE - SERVICING ADVANCES - On July 25, 2002 the Company entered into a revolving credit facility with Bank One, NA to replace a facility with Standard Federal Bank which was terminated on June 30, 2002. Under the new facility the Company can borrow up to $8.0 million for the purpose of funding required principal, interest, taxes and insurance advances on manufactured home loans that are serviced for outside investors. Borrowings under the facility are repaid upon the collection by the Company of monthly payments made by borrowers under such manufactured home loans. A negotiated interest rate is payable on the outstanding balance. To secure the loan from Bank One, the Company has granted Bank One a security interest in substantially all its assets. The facility has a termination date of May 31, 2003. At December 31, 2002, the aggregate amount advanced by Bank One under the facility was $3.9 million.

                            ORIGEN FINANCIAL, L.L.C.

                                DECEMBER 31, 2002



NOTE H - DEBT (CONTINUED)

The average balance and average interest rate of outstanding debt for the year ended December 31, 2002 was as follows (in thousands):

                                                                         AVERAGE       AVERAGE
                                                                         BALANCE         RATE
                                                                         -------         ----
                  Loans sold under agreement to repurchase               $80,342          2.5%
                  Term loan, net of discount                              26,637         11.0%
                  Note payable - servicing advances                        1,543          3.8%

NOTE I - LIQUIDITY RISKS, UNCERTAINTIES AND SUBSEQUENT EVENTS

The Company has sustained losses from operations since its inception, and has used, rather than provided, cash in its operations. The risks associated with the Company's business become more acute in any economic slowdown or recession. Periods of economic slowdown or recession may be accompanied by decreased demand for consumer credit and declining asset values. In the manufactured housing business, any material decline in collateral values increases the loan-to-value ratios of loans previously made, thereby weakening collateral coverage and increasing the size of losses in the event of default. Delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. Proposed changes to the federal bankruptcy laws applicable to individuals would make it more difficult for borrowers to seek bankruptcy protection, and the prospect of these changes may encourage certain borrowers to seek bankruptcy protection before the law changes become effective, thereby increasing defaults. For the Company's finance customers, loss of employment, increases in cost-of-living or other adverse economic conditions would impair their ability to meet their payment obligations. Higher industry inventory levels of repossessed manufactured homes may affect recovery rates and result in future impairment charges and provision for losses. In addition, in an economic slowdown or recession, servicing and litigation costs generally increase. Any sustained period of increased delinquencies, foreclosures, losses or increased costs would adversely affect the Company's financial condition and results of operations.

As of December 31, 2002 the Company was in violation of certain of the loan covenants related to its repurchase facility with Credit Suisse First Boston. Upon agreement from Credit Suisse First Boston the Company was allowed to continue funding loans on the facility until January 28, 2003 at which time the Company had reached the maximum funding amount on the facility. After January 28, 2003 the Company's new loan production was funded on its other existing loan facilities. On March 24, 2003 the Company received a waiver of the loan covenant violations and renegotiated the maximum funding limit on the repurchase facility through May 27, 2003, the expiration date of the facility. The Company is currently negotiating with Credit Suisse First Boston to extend its repurchase facility in order to provide the Company with sufficient liquidity to continue its loan origination activities.

                            ORIGEN FINANCIAL, L.L.C.

                                DECEMBER 31, 2002



NOTE I - LIQUIDITY RISKS, UNCERTAINTIES AND SUBSEQUENT EVENTS (CONTINUED)

In order to free up funding capacity on its repurchase facility, on March 27, 2003 the Company entered into a one-year term loan agreement with Salomon Brothers Realty Corporation ("Salomon Brothers"). Under terms of the agreement the Company will be advanced approximately $160.0 million and in turn pledged as collateral approximately $200.0 million in total principal balance of manufactured home loans of which approximately $181.0 million had been funded on the Company's repurchase facility with Credit Suisse First Boston. The annual interest rate on the term loan is a variable rate equal to LIBOR plus a spread and the advance rate is 80% of the outstanding principal of the manufactured home loans pledged as collateral on March 31, 2002. The agreement is set to expire in one year.

Management believes that it will have sufficient sources of capital to provide for the Company to continue its operations in the near term, however, the Company's future cash flow requirements depend on numerous factors, many of which are outside of its control. Based on its business model and the nature of the capital markets, the Company expects it will need to raise additional capital before the end of 2003, even if it maintains its current borrowing relationships. As a result, during that time it will need to obtain funding from sources such as operating activities, loan sales or securitizations, sales of debt or member interests or additional debt financing arrangements. The Company's ability to obtain funding from operations may be adversely impacted by, among other things, market and economic conditions in the manufactured home financing markets generally, including decreased sales of manufactured homes. The ability to obtain funding from loan sales and securitizations may be adversely impacted by, among other things, the price and credit quality of the Company's loans, conditions in the securities markets generally (and specifically in the asset-backed securities), compliance of loans with the eligibility requirements for a particular securitization and any material negative rating agency action pertaining to certificates issued in the Company's securitizations. The ability to obtain funding from sales of securities or debt financing arrangements may be adversely impacted by, among other things, market and economic conditions in the manufactured home financing markets generally and the Company's financial condition and prospects.

NOTE J - MEMBERS' CAPITAL

Under an investment agreement and merger agreement entered into on December 18, 2001, three investors, SUI TRS, Inc., Shiffman Family LLC and Woodward Holding, made capital contributions totaling $40 million to the Company and Bingham Financial Services Corporation ("Bingham") contributed its operating subsidiary, Origen Financial, Inc. At the time of Bingham's contribution, Origen Financial, Inc. had net liabilities totaling $19.2 million for which Bingham received a 20% interest in the net assets and profits of the Company. Members' total capital was reduced by approximately $894,000 in costs related to the recapitalization.

                            ORIGEN FINANCIAL, L.L.C.

                                DECEMBER 31, 2002



NOTE J - MEMBERS' CAPITAL (CONTINUED)

The Company is managed by a Board of Managers currently consisting of three individuals, one individual appointed by each of the three investors. Members of the Board have a total of five votes with the manager appointed by Bingham controlling two votes, the manager appointed by SUI TRS, Inc. controlling two votes and the manager appointed by Woodward Holding controlling one vote.

NOTE K - COMMITMENTS AND CONTINGENCIES

LOAN COMMITMENTS

At December 31, 2002, the Company had commitments to originate manufactured home installment contracts approximating $26.5 million.

LEASE COMMITMENTS

At December 31, 2002 aggregate minimum rental commitments under non-cancelable leases having terms of more than one year were (in thousands):

      2003                    $ 1,218
      2004                        939
      2005                        507
      2006                        444
      2007                        437
      2008                        107

These leases are for office facilities and equipment and generally contain either clauses for cost of living increases and/or options to renew or terminate the lease.

NOTE L - FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET ACTIVITY

FINANCIAL INSTRUMENTS

As part of its interest rate risk management strategy, the Company has in the past attempted to hedge the interest rate risk on its loan portfolio by entering into Treasury rate locks and forward interest rate swaps. As of December 31, 2002 the Company had no outstanding hedge positions.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107 ("SFAS 107") requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate such value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.

                            ORIGEN FINANCIAL, L.L.C.

                                DECEMBER 31, 2002



NOTE L - FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET ACTIVITY (CONTINUED)

The following table shows the carrying amount and estimated fair values of the Company's financial instruments at December 31, 2002 (in thousands):

                                                                                                   ESTIMATED
                                                                             CARRYING                FAIR
                                                                              AMOUNT                 VALUE
                                                                             --------              --------
                  ASSETS
                      Cash and equivalents                                   $    257              $    257
                      Restricted cash                                           2,799                 2,799
                      Loans receivable                                        173,764               174,126
                      Loan sale proceeds receivable                             3,905                 3,905
                      Other                                                     7,327                 7,327

                  LIABILITIES
                      Accounts payable and accrued expenses                     8,093                 8,093
                      Recourse liability                                       13,320                13,320
                      Advances under repurchase                               141,085               141,085
                      Note payable                                             54,946                54,946

The carrying amount for cash and cash equivalents and other assets is a reasonable estimate of their fair value.

Fair values for the Company's loans are estimated using quoted market prices for loans with similar interest rates, terms and borrowers credit quality as those being offered by the Company.

The carrying amount of accrued interest approximates its fair value. Due to their short maturity, accounts payable and accrued expense carrying values approximate fair value.

The fair value of the Company's recourse liability approximates its carrying value. The fair value is based on a discounted cash flow analysis with prepayment assumptions based on historical performance and industry standards.

Fair value of loan commitments valued on the basis of fees currently charged for commitments for similar loan terms to new borrowers with similar credit profiles is not considered material.

The fair value of the Company's fixed rate subordinated debt at December 31, 2002 was based on quoted market prices for debt with similar terms and remaining maturities. The fair value of the variable rate debt is based on its carrying amount.

                            ORIGEN FINANCIAL, L.L.C.

                                DECEMBER 31, 2002


NOTE M - RELATED PARTY TRANSACTIONS

The Company currently has a credit facility extended by Sun Home Services, Inc. consisting of a $48.0 million line of credit and a $10.0 million term loan. The facility is set to terminate on December 31, 2003 but is automatically extendable to December 31, 2004 upon the occurrence of certain events. The outstanding balance on the facility bears interest at a rate of LIBOR plus 700 basis points, with a minimum interest rate of 11% and a maximum interest rate of 15%. The facility is secured by a security interest in substantially all of the Company's assets.

Sun Home Services, Inc. owns a 100% interest in SUI TRS, Inc., which purchased approximately a 30% equity interest in the Company for approximately $15 million. Sun Home Services, Inc.'s non-voting preferred stock is owned 100% by Sun Communities which entitles Sun Communities to 95% of the cash flow from the operating activities of Sun Home Services including the cash flow from the operating activities of SUI TRS, Inc. Mr. Gary a Shiffman is the Chairman of the Board of Sun Communities.

Mr. Shiffman and members of his immediate family also control Shiffman Family LLC, which purchased approximately an 8.4% equity interest in the Company for approximately $4.2 million.

SUI TRS, Inc., Shiffman Family LLC and Woodward Holding have the option to buy Bingham Financial Services Corporation's ("Bingham") 20% ownership interest in the Company between 36 and 60 months from December 18, 2001. The purchase price of Bingham's interest would be its fair market value as determined by an appraiser selected by the Company's managers.

Included in accounts payable and accrued expenses of the Company at December 31, 2002 is approximately $568,000 in advances from Bingham.